UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 11-K

_________________

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007 and 2006

Commission file number: 001-33443

__________________

INTERNATIONAL FLAVORS &  FRAGRANCES INC.
RETIREMENT INVESTMENT FUND PLAN

(Full title of the plan)

___________________

International Flavors & Fragrances Inc.
521 West 57 Street
New York, New York 10019

(Name of issuer of the securities held

pursuant to the plan and the address

of its principal executive office)

INTERNATIONAL FLAVORS & FRAGRANCES INC.

RETIREMENT INVESTMENT FUND PLAN

TABLE OF CONTENTS TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2007 AND 2006

Page

Report of Independent Registered Public Accounting Firm	1-2
Financial Statements:

Statement of Net Assets Available for Benefits as of
December 31, 2007 and 2006	3

Statement of Changes in Net Assets Available for Benefits
for the Years Ended December 31, 2007 and 2006	4

Notes to Financial Statements	5-14

Supplemental Schedule:

Part 1 – Schedule H, Line 4i – Schedule of Assets (Held at End of Year) - December 31, 2007	15

(*) Other supplemental schedules required by 29 CFR2520.103-10 of the Department of Labor’s Rule and Regulations for Reporting

and Disclosure under the Employee Retirement Income Security Act of 1974 have not been included as they are not applicable.

INTERNATIONAL FLAVORS & FRAGRANCES INC.

RETIREMENT INVESTMENT FUND PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2007 AND 2006

Assets	2007	2006

Investments at Fair Value:
International Flavors & Fragrances Inc.
Common Stock Fund	$8,495,295	$9,309,654
Vanguard Long-Term Investment Grade Fund	7,170,090	7,001,516
Vanguard Prime Money Market Fund	37,385,563	37,564,093
Vanguard 500 Index Fund	45,907,384	47,661,399
Vanguard U.S. Growth Fund	10,858,754	10,462,900
Vanguard International Growth Fund	21,444,184	17,171,345
Vanguard Total Bond Market Index Fund	10,506,055	8,493,859
Vanguard Explorer Fund	7,128,416	6,986,540
Vanguard PRIMECAP Fund	11,186,872	9,354,503
Vanguard Asset Allocation Fund	5,006,089	5,405,823
Vanguard Mid-Cap Index Fund	10,832,519	10,490,844
Vanguard Equity Income Fund	4,196,261	3,853,258
Vanguard Retirement Savings Trust	5,464,280	5,948,436
Vanguard Target Retirement Income Fund	465,428	255,987
Vanguard Target Retirement Funds:
2005 Fund	2,165,183	589,202
2015 Fund	6,728,994	4,601,209
2025 Fund	3,956,453	1,770,888
2035 Fund	2,195,605	940,252
2045 Fund	895,204	393,126
Participant Loans	4,122,589	3,848,900

Total Investments	206,111,218	192,103,734

Accrued Dividends	40,709	39,966
Employer Contributions Receivable	15,549	9,570
Participant Contributions Receivable	34,784	33,134

Net Assets Available for Benefits	$206,202,260	$192,186,404

The accompanying Notes are an integral part of these financial statements.

INTERNATIONAL FLAVORS & FRAGRANCES INC.

RETIREMENT INVESTMENT FUND PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006

Contributions:
Company contributions	$3,056,690	$2,703,505
Participant contributions	10,295,497	9,460,651

TOTAL CONTRIBUTIONS	13,352,187	12,164,156

Investment Income:
Dividends and Interest	8,822,497	7,735,390
Net Appreciation of Investments	4,310,636	13,230,478

TOTAL INVESTMENT INCOME	13,133,133	20,965,868

Other asset transfers	-	328,759

TOTAL ADDITIONS	26,485,320	33,458,783

Benefits Distributed	(12,465,104)	(20,837,143)
Administrative Fees	(4,360)	(4,000)

TOTAL DISBURSEMENTS	(12,469,464)	(20,841,143)

Net Increase in Participants' Balances During Year	14,015,856	12,617,640

Net Assets Available for Benefits:
Beginning of Year	192,186,404	179,568,764

END OF YEAR	$206,202,260	$192,186,404

The accompanying Notes are an integral part of these financial statements

INTERNATIONAL FLAVORS & FRAGRANCES INC.

RETIREMENT INVESTMENT FUND PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

NOTE 1 – DESCRIPTION OF THE PLAN:

The following description of the International Flavors & Fragrances Inc. Retirement Investment Fund Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan documents for complete information.

A. General:

The Plan is a defined contribution plan covering all U.S. based employees of International Flavors & Fragrances Inc., (“IFF”) and its domestic subsidiaries (the “Company”), with the exception of the unionized employees located in Jacksonville, Florida (the “Union Plan”). Employees hired between January 1, 2006 and August 31, 2006 participated under a separate plan that was transferred into the Plan effective September 1, 2006. The Plan was amended to provide a different matching contribution formula, as described in Note 1 E below, for employees who are hired by the Company or whose plan assets were transferred on or after September 1, 2006. The Plan also covers certain U.S. citizens temporarily assigned to subsidiaries abroad. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Employees become eligible to participate in the Plan on their first day of employment.

B. Administration of the Plan:

The Vanguard Fiduciary Trust Co. is the Trustee of the Plan (“Vanguard” or the “Trustee”). The Administrative Committee, appointed by the Company’s Board of Directors, is responsible for administration of the Plan; the Administrative Committee oversees the Trustee in carrying out most of the day-to-day activities of administration. Effective January 1, 2006, the Company’s Board of Directors appointed an Investment Committee to oversee the Trustee’s investment options and management of Plan assets.

C. Investments:

The Plan offers participants eighteen investment funds and a common collective trust. Participants have the option to invest in, and direct any matching contribution towards any of the following funds:

IFF Common Stock Fund: This fund consists principally of common stock of the Company and cash or cash equivalents deemed necessary for orderly investment in such stock and for anticipated cash requirements.

Vanguard Long-Term Investment Grade Fund: This fund seeks a high and sustainable level of current income consistent with the maintenance of principal and liquidity by investing in a diversified portfolio of long-term investment–grade bonds.

Vanguard Prime Money Market Fund: This fund seeks to add value by emphasizing specific issues and sectors of the money market that appear to be attractively priced based upon historical yield-spread relationships. The portfolio is designed to maintain a constant $1.00 share value. An investment in the money market fund is neither insured nor guaranteed by the U.S. Government, and there is no assurance that the fund will be able to maintain a stable net asset value of $1.00 per share.

INTERNATIONAL FLAVORS & FRAGRANCES INC.

RETIREMENT INVESTMENT FUND PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

Vanguard 500 Index Fund: This fund seeks investment results that parallel the performance of the Standard & Poor’s 500 Composite Stock Index. The level of current income produced generally ranges from moderate to very low.

Vanguard U.S. Growth Fund: This fund seeks long-term capital appreciation by investing in common stocks of companies with above-average growth potential. Current income is incidental.

Vanguard International Growth Fund: This fund seeks long-term capital growth by investing in common stocks of companies based outside the United States that have above-average growth potential. A 2% redemption fee is charged for any shares transferred out of this fund prior to the end of the two-month holding period.

Vanguard Total Bond Market Index Fund: This fund seeks investment results that parallel the performance of the Lehman Aggregate Bond Index.

Vanguard Explorer Fund: This fund seeks to provide long-term capital growth by investing in a diversified portfolio of small-company stocks with prospects for above-average growth.

Vanguard PRIMECAP Fund: This fund seeks to provide long-term capital growth by investing in stocks of companies with above-average prospects for continued earnings growth, strong industry positions and skilled management teams. This fund also may invest in companies with below-average earnings but bright prospects for earnings growth. Any shares within a participant’s plan exchanged into this fund are subject to a 1-year holding period. A 1% redemption fee will be charged for any shares transferred out of this fund prior to the end of the holding period.

Vanguard Asset Allocation Fund: This fund seeks long-term growth of capital and income by investing in common stocks, long-term U.S. Treasury bonds and money market instruments. The mix, or allocation, of the three types of assets changes from time to time depending on which mix appears to offer the best combination of expected returns and risk.

Vanguard Mid-Cap Index Fund: This fund seeks to parallel the performance of the Standard & Poor's MidCap 400 index, which comprises a market-weighted group of medium-sized U.S. companies.

Vanguard Equity Income Fund: This fund seeks to provide an above average level of current income and reasonable long-term capital appreciation by mainly investing in dividend-paying common stocks of established medium-size and large U.S. companies.

Vanguard Target Retirement Funds: These consist of five separate funds seeking capital and current income growth by investing in other Vanguard funds according to an asset allocation strategy designed for investors planning to retire in or within the target years of 2005, 2015, 2025, 2035 and 2045.

Vanguard Target Retirement Income Fund: This fund seeks current income and some capital appreciation by investing in other Vanguard mutual funds according to an asset allocation strategy designed for investors currently in retirement.

INTERNATIONAL FLAVORS & FRAGRANCES INC.

RETIREMENT INVESTMENT FUND PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

Vanguard Retirement Savings Trust: This common collective trust seeks a stable share value of $1.00 and a high level of current income consistent with a 2-3 year average maturity by investing primarily in investment contracts issued by insurance companies and commercial banks, and similar types of fixed-principal investments.

D. Cash or Deferred Wage and Salary Conversion Agreements:

Each participant enters into a Cash or Deferred Wage and Salary Conversion Agreement (“CODA”) with the Company, pursuant to which participant Plan contributions are made. Such agreement specifies the portion of the participant's compensation, as defined in the Plan, during each Plan year that the participant elects to forego and have contributed by the Company to the participant's account with the Plan. Any such election remains in effect until changed by the participant. The Administrative Committee may limit the amounts specified in such agreements to ensure compliance with the antidiscrimination standards of Section 401(k) of the Internal Revenue Code (the “Code”). Subject to these limitations, participants may contribute up to 30% of their annual base wages, before bonuses and overtime, up to the maximum amount permitted under the Code. The maximum amount permitted per participant was limited to $15,500 in 2007 and $15,000 in 2006. Participants who will be age 50 or older by the end of the Plan year are eligible to make before-tax catch-up contributions. Catch-up contributions are limited to $5,000 for eligible employees for 2007 and 2006. Amounts in excess of Code limits may, at the election of the participant, either be contributed to the Plan on an after-tax basis or treated as contributions to the Company’s Deferred Compensation Plan (“DCP”) if an employee is eligible to participate in the DCP. If no election is made, the excess plus any income and minus any loss allocable thereto shall be distributed to the participant.

E. Company Contributions:

For employees hired, re-hired or whose plan assets were transferred into the Plan (see Note 6) on or after September 1, 2006, the Company matches 100% of the first 4% of the participant’s base compensation contributed. Deferrals between 5% and 8% of the participant’s base compensation will be matched at a rate of 75%. For employees that were participants of the Plan before September 1, 2006, the Company matches 50% of the first 6% of the participant’s compensation, as defined, that a participant contributes to the Plan, whether on a deferred or after-tax basis, or that is treated as a contribution to the DCP, as described in Section D above.

F. Vested Benefits:

All participants who are employed by the Company vest immediately in their contributions to the Plan plus earnings thereon. Participants vest in the Company’s matching after three years of continuous credited service. At December 31, 2007 and 2006, forfeited non-vested amounts approximated $67,000 and $62,000, respectively. For the year ended December 31, 2007 there were approximately forfeitures of $98,000 and forfeiture usages of $93,000. For the year ended December 31, 2006 there were approximately forfeitures of $92,000 and forfeiture usages of $57,000. Forfeitures are used to reduce employer contributions.

INTERNATIONAL FLAVORS & FRAGRANCES INC.

RETIREMENT INVESTMENT FUND PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

G. Individual Accounts:

A separate account is established and maintained for each active and former participant. Former participants are those who have terminated employment and have not yet received final payment of their account. The participant’s contributions and the Company's matching contribution are credited to the specific participant's account. The participant’s contributions and the Company’s matching contributions are invested in one or more of the Plan’s funds as directed by the participant.

Participants’ accounts are maintained on a unit basis for all funds.

Interest earned and dividends paid are credited to each participant’s account based on accumulated daily account balances and reinvested in the respective fund.

H. Transfers Between Funds:

Participants may transfer all or a portion of their balance in any fund of the Plan to an alternative fund of the Plan. Exchanges must be in increments of 1%. Participants may make these transfers as frequently as on a daily basis by contacting Vanguard. However, participants will not be able to move money back into the same fund within 60 days. This policy applies to all funds except for Vanguard Prime Money Market Fund and the Vanguard Retirement Savings Trust.

I. Loans and In-service Withdrawals:

Participants may borrow from the Plan as described in Note 4. A participant may withdraw all or a portion of his or her balances if bona fide financial necessity can be demonstrated to the Plan's Investment Committee (“hardship withdrawal”). A participant who makes a hardship withdrawal is limited by the Internal Revenue Code as to the amount of CODA contribution a participant may make for the taxable year following the year of the withdrawal. The amounts of in-service withdrawals are limited by government regulation to amounts contributed under CODA agreements and earnings on such contributions.

J. Rollover Contributions:

Participants who receive eligible rollover distributions from another qualified plan may roll that distribution into the Plan. Eligible rollover distributions are those that come directly from either another qualified retirement plan or an Individual Retirement Account (“IRA”) which was set up to hold a distribution from another qualified retirement plan on a temporary basis. Rollover amounts can only include pretax contributions, plus any untaxed earnings thereon. All rollovers from the IRA must be made within one year of original distribution from the qualified retirement plan. Rollovers included in participant contributions were approximately $572,000 and $250,000 for 2007 and 2006, respectively.

K. Benefit Payments:

On termination of service due to death, disability, or retirement, a participant or beneficiary may elect to receive benefits based on one of the following options:

•	A lump-sum payment;
•	Periodic payments;

INTERNATIONAL FLAVORS & FRAGRANCES INC.

RETIREMENT INVESTMENT FUND PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

Lump sum or installment payments may be made in cash or securities at the direction of the Plan’s Administrative Committee that directs the Trustee. When periodic payments are elected, a participant’s interest remains in the Plan and continues to receive allocations of earnings and losses until fully distributed.

L. Termination of Plan:

The Company may terminate the Plan at any time. In such event, the total amounts in participants' accounts shall continue in the trust for their benefit and become 100% vested in their account, and shall be paid to them or their designated beneficiaries, as described in Note 1K above, upon retirement, death, disability or termination of employment. At the present time, the Company has no intention to terminate the Plan.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

The following is a summary of the significant accounting policies followed by the Plan:

A. Method of Accounting:

The Plan’s financial statements are prepared on the accrual basis of accounting in conformity with accounting principals generally accepted in the United States of America.

B. Valuation of Investments:

The IFF Common Stock Fund is valued on the closing price of the underlying stock at the valuation date. Mutual funds are valued at net asset value of the underlying stock at the valuation date. The Vanguard Retirement Savings Trust is a common collective trust that holds fully benefit responsive investment contracts that are valued at contract value which is the same as fair value in all material respects. Money market funds are stated at cost at the valuation date and participants’ loans are stated at cost, which approximates fair value.

C. Security Transactions and Related Investment Income:

Security transactions are recorded on the trade date; interest income is recorded on the accrual basis; dividend income is recorded on the ex-dividend date. Capital gain distributions from mutual funds are recorded as dividend income.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

D. Administrative Expenses:

All expenses that arise in connection with the administration of the Plan are paid by the Company except for loan administration fees (see Note 4). Brokerage fees are included in the cost of investments when purchased and are deducted from proceeds received in determining realized gains and losses on investments sold. Investment advisory fees for the management of the Vanguard funds are expenses of the funds.

INTERNATIONAL FLAVORS & FRAGRANCES INC.

RETIREMENT INVESTMENT FUND PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

E. Contribution Income:

Company contributions are recognized during the same period in which the Company makes payroll deductions from the participants' earnings for the participant contributions. Contributions made in accordance with participants’ CODA agreements (see Note 1D) are recognized during the period in which the Company makes payroll deductions from the participants’ earnings.

F. Benefit Obligations:

Benefits are recorded when paid.

G.	Risks and Uncertainties:

The Plan provides for various investment options in any combination of investment funds described in Note 1C. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in market value could materially affect participants’ account balances and the amounts reported in the financial statements.

H. Use of Estimates:

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. Actual results could differ from those estimates.

NOTE 3 - TAX STATUS:

The Internal Revenue Service has determined and informed the Company via a favorable determination letter dated August 22, 2001 that the Plan is designed in accordance with applicable sections of the Code. Since the date of the most recent request for determination to the Internal Revenue Service, the Company has made certain amendments to the Plan. However, the Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 4 - PARTICIPANT LOANS:

Upon application, the Trustees may make a loan to a participant in an amount not exceeding 50% of the balance in the participant's account, or $50,000, with a minimum loan of $1,000. Loan withdrawals are allocated, as applicable, to the participant's balance in each of their investment funds. The loans are collateralized by the balance in the participants’ accounts and bear interest at a fixed rate equal to the Citibank, N.A. prime rate, plus 1/2 percent, at date of withdrawal, but in no case in excess of the legal rate of interest. Loans are subject to a loan origination fee of $30, which is deducted from the loan proceeds. In addition, participants with outstanding loans are subject to an annual administrative fee of $10, which is deducted from their respective accounts each July, except for the first year of the loan.

INTERNATIONAL FLAVORS & FRAGRANCES INC.

RETIREMENT INVESTMENT FUND PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

Interest rates on outstanding participant loans at December 31, 2007 and 2006 range from approximately 4.5% to approximately 10.0%.

NOTE 5 – RELATED PARTY TRANSACTIONS:

The IFF Common Stock Fund invests in shares of the Company’s stock. The fund is designed as a means for employees to participate in the potential long-term growth of the Company. Investments in the Company stock is a party in interest transaction.

Most Plan investments consist of units in investment funds managed by Vanguard. Vanguard is a party-in-interest as defined by ERISA.

In the opinion of the Plan administrator, fees paid during the year for services rendered by parties-in-interest were based on customary and reasonable rates for such services.

NOTE 6 – TRANSFER OF ASSETS:

There were no other asset transfers in 2007. Other asset transfers in 2006 include transfers of $287,468 and $41,291 from two affiliated plans.

NOTE 7 – NET APPRECIATION/(DEPRECIATION) ON INVESTMENTS:

The net appreciation/ (depreciation) in the fair value of investments (including gains and losses on investments sold during the year) was as follows:

INTERNATIONAL FLAVORS & FRAGRANCES INC.

RETIREMENT INVESTMENT FUND PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

YEAR ENDED DECEMBER 31, 2007

	International
	Flavors &		Net
	Fragrances Inc.		Appreciation/
	Common Stock Fund	Mutual Funds	(Depreciation)

IFF Common Stock Fund	$ (133,667)	$ -	$ (133,667)
Vanguard Long-Term Investment Grade Fund		(165,888)	(165,888)
Vanguard 500 Index Fund		1,624,722	1,624,722
Vanguard U.S. Growth Fund		951,627	951,627
Vanguard International Growth Fund		708,024	708,024
Vanguard Total Bond Market Index Fund		175,646	175,646
Vanguard Explorer Fund		(310,115)	(310,115)
Vanguard PRIMECAP Fund		469,759	469,759
Vanguard Asset Allocation Fund		221,120	221,120
Vanguard Mid-Cap Index Fund		500,761	500,761
Vanguard Equity Income Fund		(163,191)	(163,191)
Vanguard Target Retirement 2005 Fund		30,597	30,597
Vanguard Target Retirement 2015 Fund		225,526	225,526
Vanguard Target Retirement 2025 Fund		94,937	94,937
Vanguard Target Retirement 2035 Fund		42,382	42,382
Vanguard Target Retirement 2045 Fund		26,521	26,521
Vanguard Target Retirement Income Fund		11,875	11,875

Total	$ (133,667)	$ 4,444,303	$ 4,310,636

INTERNATIONAL FLAVORS & FRAGRANCES INC.

RETIREMENT INVESTMENT FUND PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

YEAR ENDED DECEMBER 31, 2006

	International
	Flavors &		Net
	Fragrances Inc.		Appreciation/
	Common Stock Fund	Mutual Funds	(Depreciation)

IFF Common Stock Fund	$ 3,046,909	$ -	$ 3,046,909
Vanguard Long-Term Investment Grade Fund		(271,188)	(271,188)
Vanguard 500 Index Fund		5,890,842	5,890,842
Vanguard U.S. Growth Fund		149,117	149,117
Vanguard International Growth Fund		1,689,959	1,689,959
Vanguard Total Bond Market Index Fund		(70,870)	(70,870)
Vanguard Explorer Fund		(38,788)	(38,788)
Vanguard PRIMECAP Fund		496,210	496,210
Vanguard Asset Allocation Fund		572,887	572,887
Vanguard Mid-Cap Index Fund		1,102,798	1,102,798
Vanguard Equity Income Fund		283,990	283,990
Vanguard Target Retirement 2005 Fund		23,439	23,439
Vanguard Target Retirement 2015 Fund		159,090	159,090
Vanguard Target Retirement 2025 Fund		117,152	117,152
Vanguard Target Retirement 2035 Fund		50,372	50,372
Vanguard Target Retirement 2045 Fund		29,737	29,737
Vanguard Target Retirement Income Fund		(1,178)	(1,178)

Total	$ 3,046,909	$ 10,183,569	$ 13,230,478

NOTE 8 - PLAN INVESTMENTS REPRESENTING 5% OR MORE OF THE PLAN'S NET ASSETS:

Investments at fair value that represent 5% or more of the Plan's net assets at December 31, 2007 and 2006 were as follows:

	2007	2006

Mutual Funds:
Vanguard Prime Money Market Fund	$ 37,385,563	37,564,093
Vanguard 500 Index Fund	45,907,384	47,661,399
Vanguard U.S. Growth Fund	10,858,754	10,462,900
Vanguard Mid Cap Index Fund Vanguard PRIMECAP Fund	10,832,519 11,186,872	10,490,844 *
Vanguard International Growth Fund	21,444,184	17,171,345
Vanguard Total Bond Market Index Fund	10,506,055	*

* Fair value of funds did not represent 5% or more of Plan assets at December 31, 2006.

INTERNATIONAL FLAVORS & FRAGRANCES INC.

RETIREMENT INVESTMENT FUND PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

Page is intentionally blank

SUPPLEMENTAL SCHEDULE

INTERNATIONAL FLAVORS & FRAGRANCES INC.

RETIREMENT INVESTMENT FUND PLAN

EIN No. 13-432060

PLAN No. 001

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2007

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or	Description of Investment, including Maturity Date,		Current
	Similar Party	Rate of Interest, Collateral, Par or Maturity Value	Cost	Value

*	International Flavors & Fragrances Inc. Comon Stock Fund	Common stock	a	$8,495,295

*	Vanguard Retirement Savings Trust	Common/Collective Trust	a	5,464,280

*	Vanguard Long-Term Investment Grade Fund	Mutual Fund	a	7,170,090

*	Vanguard Prime Money Market Fund	Mutual Fund	a	37,385,563

*	Vanguard 500 Index Fund	Mutual Fund	a	45,907,384

*	Vanguard U.S. Growth Fund	Mutual Fund	a	10,858,754

*	Vanguard International Growth Fund	Mutual Fund	a	21,444,184

*	Vanguard Total Bond Market Index Fund	Mutual Fund	a	10,506,055

*	Vanguard Explorer Fund	Mutual Fund	a	7,128,416

*	Vanguard PRIMECAP Fund	Mutual Fund	a	11,186,872

*	Vanguard Asset Allocation Fund	Mutual Fund	a	5,006,089

*	Vanguard Mid-Cap Index Fund	Mutual Fund	a	10,832,519

*	Vanguard Equity Income Fund	Mutual Fund	a	4,196,261

*	Vanguard Target Retirement 2005 Fund	Mutual Fund	a	2,165,183

*	Vanguard Target Retirement 2015 Fund	Mutual Fund	a	6,728,994

*	Vanguard Target Retirement 2025 Fund	Mutual Fund	a	3,956,453

*	Vanguard Target Retirement 2035 Fund	Mutual Fund	a	2,195,605

*	Vanguard Target Retirement 2045 Fund	Mutual Fund	a	895,204

*	Vanguard Target Retirement Income Fund	Mutual Fund	a	465,428

	Participant Loans	Varying maturity dates through
		11/30/2017, interest ranging
		from 4.5% to 10.0%, per annum		4,122,589

		TOTAL INVESTMENTS		$206,111,218

*	Indicates party-in-interest to the plan.
a	The cost of particicpant-directed investments is not required to be disclosed.

See independent auditors' report.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934,  the trustees   (or other persons who  administer  the employee benefit  plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

 International Flavors & Fragrances Inc.
 Retirement Investment Fund Plan

 Date: June 26, 2008

 By:  /s/ Steven J. Heaslip
        Steven J. Heaslip
        Chairman, Administrative Committee